SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Learning Tree International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

522015106
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A1

CUSIP No.	522015106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,488,850
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,488,850
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,488,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%[1]
12	TYPE OF REPORTING PERSON
OO**

** See Item 4.

1 The percentage reported in this Schedule 13G/A is based upon 13,224,349 shares of Common Stock outstanding according to the Form 10-K filed by the Issuer on December 21, 2018.

Explanatory Note:

This Schedule 13G is filed by Mr. Neil S. Subin ("Mr. Subin"), with respect to shares of common stock of the Issuer (“Shares”) held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”) and does not include certain Shares reported separately by Alimco Financial Corporation ("Alimco"). Alimco has filed a Schedule 13G with respect to Shares held by Alimco. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Mr. Subin and Alimco respectively disclaim (i) the existence of, and membership in, a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 1(a).	Name of Issuer:	Learning Tree International, Inc.

Item 1(b).	Address of Issuers’ Principal Executive Offices:	13650 Dulles Technology Drive
Herndon, VA 20171

Item 2(a).	Name of Person Filing:	Neil S. Subin

Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	522015106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: Mr. Neil Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a)	1,488,850

(b)	11.3%

(c)	(i)	sole voting power: 1,488,850

(ii)	shared voting power: 0

(iii)	sole dispositive power: 1,488,850

(iv)	shared dispositive power: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Neil S. Subin have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including Lloyd I. Miller, III Trust A-4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Explanatory Note

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019	/s/ Neil S. Subin
Neil S. Subin